April 7, 2010

Joseph C. Papa
Chairman, President and Chief Executive Officer
Perrigo Company
515 Eastern Avenue
Allegan, MI 49010

Re: Perrigo Company
Form 10-K for the Year Ended June 27, 2009
Filed August 18, 2009
File No. 000-19725
DEF14A
Filed September 22, 2009
File No. 000-19725

Dear Mr. Papa:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director